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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 Schedule 14D-9
                                (Amendment No. 2)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                            (Name of Subject Company)


                Winthrop California Investors Limited Partnership
                -------------------------------------------------
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                          5 Cambridge Center, 9th Floor
                         Cambridge, Massachusetts 02142
                                 (617) 234-3000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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         This Amendment No. 2 amends the Schedule 14D-9 filed by Winthrop
California Investors Limited Partnership, a Delaware limited partnership (the "Partnership") on December 9, 1999, as amended by Amendment No. 1 to Schedule 14D-9 filed by the Partnership on January 10, 2000 (the "Schedule 14D-9"), relating to the tender offer of Sutter/Jamboree Acquisition Fund, LLC ("Sutter"), to purchase up to 1,000 Units at a purchase price of $2,300 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated November 24, 1999, as amended on December 30, 1999, and as further amended on January 6, 2000, and the related Letter of Transmittal (together, the "Sutter Offer").

8.       Additional Information to Be Furnished

         The Schedule 14D-9 is hereby amended by adding the following:

         The Partnership believes that the Sutter Offer does not comply with the disclosure requirements of the Securities Exchange Act of 1934 because the Sutter Offer contains no financial information on the Partnership and only contains a one sentence description of the Partnership's assets (see the 4th sentence of the 3rd paragraph in Introduction - Establishment of Purchase Price) and a one sentence reference to the Partnership's total assets and the number of limited partners (see Item 7-Other Potential Effects). Item 9 of the Sutter Offer states that "Information concerning the Partnership, its assets, operations and management is contained in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission." The Sutter Offer refers limited partners to the foregoing reports but contains no information from those reports other than the two sentences referred to above. Further Sutter discloses in the Sutter Offer that it based its purchase price in part on the information provided by the Partnership's general partner in a September 10, 1999 letter to limited partners. However, the Sutter Offer fails to disclose any of the information contained in the September 10 letter. The September 10 letter was a 6 page letter that was accompanied by the financial statements of Jamboree LLC, an entity in which the Partnership holds an indirect 10% interest. However, the Sutter Offer makes no disclosure of those financials.

         At various places in the Sutter Offer, Sutter discloses that it has made an estimate of the value of the Partnership's units and real estate but fails to disclose the amount of any such estimate. The following is a list of those references:

                           A. P.5 - last sentence of 2nd indented bullet point -
                  " ... there can be no assurance that this estimate accurately reflects an approximate value of the Units or that the actual amounts which may be

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                  realized by holders for the Units may not vary substantially from this estimate."

                           B. P.6 - Establishment of the Offer Price, 1st
                  paragraph, 2nd sentence - "In determining the Offer Price, the Purchaser analyzed available factors, including ... (ii) the estimated value of the Partnership's real estate asset ..."

                           C. P.6 - Establishment of Offer Price, last sentence
                  of 3rd paragraph - "The Purchaser has based its purchase price on its own speculative estimate of the potential value of the Partnership's interests in these two entities."

It is believed that the failure to disclose the information referred to above violates the disclosure requirements applicable to tender offers for limited partnership units. See, e.g., "Current Issues and Rulemaking Projects - Disclosure Issues Arising in Tender Offers for Limited Partnership Interests." (SEC - 11/10/99).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct as of this 14th day of January, 2000.

                               WINTHROP CALIFORNIA INVESTORS
                               LIMITED PARTNERSHIP

                               By: WINTHROP FINANCIAL ASSOCIATES,
                                   A LIMITED PARTNERSHIP,
                                   Managing General Partner

                                   By: /s/ Michael L. Ashner
                                      -------------------------
                                       Michael L. Ashner
                                       Chief Executive Officer